UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPECTRA ENERGY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84756N109

(CUSIP Number)

Tyler W. Robinson

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Corp (“Spectra Energy”) 20-5413139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP (the “Issuer”) reported as beneficially owned by Spectra Energy in this Schedule 13D consists of the following: 171,570,734 Common Units owned by SE Transmission (as defined below); 8,701,329 Common Units owned by SESSH (as defined below); and 222,717,779 Common Units owned by SEP GP (as defined below). Each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Capital, LLC (“SE Capital”) 51-0282142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††	SE Capital is directly wholly owned by Spectra Energy, SE Transmission is directly wholly owned by SE Capital, and each of SESSH and SEP GP is an indirect, wholly owned subsidiary of SE Capital. Therefore, SE Capital may be deemed to be the beneficial owner of 402,989,862 Common Units owned by SE Transmission, SESSH and SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Transmission, LLC (“SE Transmission”) 76-0687370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%†††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††	SE Transmission is directly wholly owned by SE Capital and indirectly wholly owned by Spectra Energy. The sole member of SESSH is SE Transmission. The sole holder of limited partner interests in SEP GP is SE Transmission and the sole holder of general partner interests in SEP GP is SEP GP LLC (as defined below). The sole member of SEP GP LLC is SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Southeast Supply Header, LLC (“SESSH”) 20-5248997
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,701,329 ††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,701,329 ††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,701,329††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.79%††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††††	SESSH is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners GP, LLC (“SEP GP LLC”) 41-2232447
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,779†††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,779†††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,779†††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.93%†††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††††	SEP GP LLC is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital. As the General Partner of SEP GP, SEP GP LLC may be deemed to be the beneficial owner of 222,717,779 Common Units owned by SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners (DE) GP, LP (“SEP GP”) 41-2232456
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,779††††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,779††††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,779††††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.93%††††††
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

††††††	SEP GP is 99% directly owned by SE Transmission, 1% directly owned by SEP GP LLC (the general partner of SEP GP), and indirectly wholly owned by Spectra Energy, SE Capital and SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. (“EUSI”) 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%*
14.	Type of Reporting Person (See Instructions) CO

*	Spectra Energy is directly wholly owned by EUSI. Therefore, EUSI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. (“EUSHI”) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862**
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%**
14.	Type of Reporting Person (See Instructions) CO

**	EUSI is directly wholly owned by EUSHI. Therefore, Spectra Energy is indirectly wholly owned by EUSHI and EUSHI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. (“Enbridge”) 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%***
14.	Type of Reporting Person (See Instructions) CO

***	EUSHI is directly wholly owned by Enbridge. Therefore, Spectra Energy is indirectly wholly owned by Enbridge and Enbridge may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

This Amendment No. 4 to Schedule 13D updates the information relating to the current beneficial owners and amends Item 4 of the Schedule 13D filed by filed by Spectra Energy Corp (“Spectra Energy”), Spectra Energy Capital, LLC (“SE Capital”), Spectra Energy Transmission, LLC (“SE Transmission”), Spectra Energy Southeast Supply Header, LLC (“SESSH”), Spectra Energy Partners GP, LLC (“SEP GP LLC”), Spectra Energy Partners (DE) GP, LP (“SEP GP”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Inc. (“Enbridge” and, together with Spectra Energy, SE Capital, SE Transmission, SESSH, SEP GP LLC, SEP GP, EUSI, and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on March 9, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 2, 2017, Amendment No. 2 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 30, 2017, and Amendment No. 3 to the Original Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2018.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

On May 17, 2018, representatives of Enbridge and EUSI delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the outstanding Common Units of the Issuer not already owned by Enbridge and EUSI and their affiliates in exchange for shares of common stock of Enbridge, no par value (the “Enbridge Common Stock”), at an exchange ratio of 1.0123 shares of Enbridge Common Stock for each Common Unit of the Issuer. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter which is filed as Exhibit (i) hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between Enbridge, EUSI and the Issuer with respect to Enbridge and EUSI’s offer will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of Enbridge and EUSI, including the satisfactory completion of due diligence, the approval of the board of directors of SEP GP LLC (the “Issuer Board”), the recommendation of the conflicts committee established by the Issuer Board, approval by holders of a majority of the outstanding Common Units of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Enbridge and EUSI do not intend to disclose developments with respect to the foregoing unless and until the Issuer Board and Enbridge and EUSI have approved a specific transaction, if any, and Enbridge, EUSI and the Issuer have then entered into a definitive agreement to effect such transaction, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

(i)	Offer Letter, dated May 17, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda M. Opheim
Name:	Wanda M. Opheim
Title:	Senior Vice President, Treasury

ENBRIDGE US HOLDINGS INC.

By:	/s/ Allen C. Capps
Name:	Allen C. Capps
Title:	President

ENBRIDGE (U.S.) INC.

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

	By:	/s/ Valorie J. Wanner
	Name:	Valorie J. Wanner
	Title:	Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

Exhibit I

Enbridge Inc. 200, 425 - 1st Street S.W. Calgary, AB T2P 3L8 Canada

May 17, 2018

Spectra Energy Partners, LP

c/o  Spectra Energy Partners GP, LLC,

the general partner of its general partner

5400 Westheimer Court

Houston, TX 77056

Attn:	Members of the Board of Directors of

Spectra Energy Partners GP, LLC

Re:	Possible acquisition of all outstanding publicly-held Common Units of Spectra Energy Partners, LP

Ladies and Gentlemen:

Enbridge Inc. (“Enbridge”) and Enbridge (U.S.) Inc. (“EUS”) are pleased to submit this non-binding offer (this “Non-Binding Offer”) to Spectra Energy Partners, LP (“SEP”) regarding a possible transaction pursuant to which Enbridge, through a wholly owned subsidiary (“AcquireCo”), would acquire all of the outstanding Common Units of SEP not already owned by Enbridge and its affiliates (the “Transaction”), as described in more detail below.

As you are aware, Enbridge currently indirectly owns, through various of its wholly owned subsidiaries, 402,989,862 SEP Common Units, representing 83.11% of the total outstanding Common Units of SEP. In addition, Enbridge currently indirectly owns the non-economic general partner interest in SEP through its wholly owned subsidiary Spectra Energy Partners (DE) GP, LP (“SEP GP LP”), the general partner of SEP. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer 1.0123 Common Shares of Enbridge in exchange for each issued and outstanding publicly-held Common Unit of SEP based upon the closing price of SEP’s Common Units on the NYSE on May 16, 2018 as compared to the closing price of an Enbridge Common Share on the same date.

We believe this proposal is attractive to public holders of SEP Common Units. In light of recent regulatory developments that have affected both SEP and the master limited partnership (“MLP”) market in the U.S. more broadly, we are of the view that a combination transaction is the best strategic alternative currently available to SEP to maximize value to all of its unitholders. We believe the proposed exchange ratio for SEP Common Units reflects a fair value to the stand-alone value of SEP’s Common Units today. In particular, the value offered for all of SEP’s outstanding publicly-traded Common Units takes into account the difficulty of supporting SEP’s existing distribution levels from 2019 on, given the combined impact of the announcement of the Federal Energy Regulatory Commission’s income tax allowance policy change and U.S. tax reform on MLP market valuations and the resulting impact on MLPs’ access to capital at reasonable rates.

Spectra Energy Partners, LP

May 17, 2018

Enbridge’s proposal offers unitholders a security with enhanced trading liquidity and provides direct ownership in North America’s largest energy infrastructure company with diverse, safe and reliable cash flow generation supporting attractive dividend growth. In addition, the Transaction would permit current SEP public unitholders the opportunity to participate in the future success of Enbridge as new Enbridge shareholders.

1. Principal Terms; Key Assumptions.

The Transaction would be structured as a merger between SEP and AcquireCo, with SEP surviving the merger. The consideration payable in the Transaction will be a share-for-unit exchange of 1.0123 Common Shares of Enbridge for each issued and outstanding publicly-held Common Unit of SEP, as described above.

Key Assumptions:

The principal terms set out above are based on the following key assumptions:

(a)	Enbridge, AcquireCo and SEP would enter into a definitive merger agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	The Transaction would be subject to customary closing conditions; however, we do not believe that any regulatory approvals would be required to consummate the Transaction.

(c)	The Transaction would be approved by a conflicts committee to be established by the board of directors of Spectra Energy Partners GP, LLC, the general partner of SEP GP LP.

(d)	The closing of the Transaction would be subject to (i) the consent of SEP GP LP, and (ii) approval by holders of a majority of the outstanding Common Units.

2. Internal Approvals.

This Transaction has been reviewed by, and the delivery of this Non-Binding Offer to SEP has been approved by, the board of directors of Enbridge and EUS. Before Enbridge, EUS and AcquireCo would be in a position to enter into the Definitive Agreement with SEP, the Transaction would need to be reviewed and approved by the board of directors of Enbridge, EUS and AcquireCo. No approval or consent of Enbridge’s holders of Common Shares would be required for Enbridge to enter into or consummate the Transaction, including the issuance of Enbridge Common Shares in connection with the Transaction.

Spectra Energy Partners, LP

May 17, 2018

3. Disclosures.

This morning prior to the opening of the NYSE, Enbridge intends to (i) publicly announce that it has made an offer to SEP with respect to the Transaction, including disclosing the proposed share-for-unit exchange ratio and other key commercial terms of this Non-Binding Offer, (ii) provide its views on the sustainability of the MLP structure, (iii) provide its views with respect to SEP, and (iv) make related filings with various governmental authorities as required under applicable securities laws or regulations.

4. Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Enbridge or any of its affiliates. A binding obligation of Enbridge (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by Enbridge, AcquireCo and SEP of a Definitive Agreement. Enbridge and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at their sole discretion.

Spectra Energy Partners, LP

May 17, 2018

After receipt of this offer and the convening of the conflicts committee process with your advisors, if this Non-Binding Offer is acceptable to SEP, Enbridge and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with SEP in respect to the Transaction.

We look forward to receiving SEP’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction at SEP’s convenience.

Sincerely,

ENBRIDGE INC.

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	Senior Vice President, Finance Business Partners

ENBRIDGE (U.S.) INC.

By:	/s/ Kenneth C. Lanik
Name:	Kenneth C. Lanik
Title:	Tax Officer